Mark Crone
Managing Partner
mcrone@cronelawgroup.com

Eleanor Osmanoff
Partner
eosmanoff@cronelawgroup.com

VIA EDGAR

February 26, 2024

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Trade and Services

Division of Corporation Finance

Washington, D.C. 20549

Attn:	Amy Geddes, Lyn Shenk, Rucha Pandit and Donald Field

Re:	JX Luxventure Ltd Form 20-F for Fiscal Year Ended December 31, 2022 Filed May 12, 2023 File No. 001-35715

Ladies and Gentlemen:

On behalf of our client, JX Luxventure Limited (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated February 5, 2024 (the “Comment Letter”), relating to the above-referenced annual report on Form 20-F for the year ended December 31, 2022, as amended by Amendment No. 1, dated May 15, 2023, Amendment No. 2, dated August 31, 2023, Amendment No. 3, dated October 31, 2023, and Amendment No. 4, dated January 17, 2024 (collectively, the “Annual Report”). Concurrently with the submission of this letter, the Company is filing Amendment No. 5 to the Annual Report (“Amendment No. 5”).

Set forth below are the Company’s responses to the Staff’s comments. The Staff’s comments are repeated below and are followed by the Company’s responses. All references in this response letter to the Annual Report include the references to Amendment No. 5 to the Annual Report. Unless we provide express references to page numbers in Amendment No. 5, the page references in the text of this response letter correspond to the page numbers stated in the Comment Letter.

Amendment No. 4 to Form 20-F for Fiscal Year Ended December 31, 2022

Critical Accounting Policies

Revenue Recognition

Revenue from reselling of airline ticket, page 81

1. We note you recognize revenue at a point in time, once the air-tickets are issued to passengers. We also note that your return and replacement guarantees are valid up until the point of departure. Please tell us why you believe revenue should be recognized at the time the air-tickets are issued as opposed to the point of departure. Specifically address:

●	How you considered the return and replacement guarantees as separate performance obligations under IFRS 15.

✓	The return and replacement guarantees are not a separate performance obligation under IFRS 15. They are considered to be combined with the right of taking an airflight to form a combined obligation because:

(i)	the return and replacement guarantee have to be attached to each air-ticket and is not able to be sold separately to the customers, and

(ii)	the air-ticket with limited return and replacement rights purchased from the airline companies are the input of the final service sold to our customers, which is the air-ticket with full return and replacement rights.

United States Securities and Exchange Commission

February 26, 2024

●	How you considered whether the transactions should be considered a sale with a right of return under IFRS 15 B22-27.

✓	In accordance with IFRS 15 B20, the transactions are considered a sale of air-tickets with right of return and replacement, because the Company granted the customers a right of return and replacement to receive a combination of a full or partial refund of the consideration or replacement flight for various reasons. Further, in accordance with IFRS 15 B21, the Company shall recognize as follows:

(i)	revenue for the transferred air-tickets in the amount of consideration to which the entity expects to be entitled (therefore, revenue would not be recognized for the air-tickets expected to be returned),

(ii)	a refund liability; and

(iii)	an asset (and corresponding adjustment to cost of revenue) for its right to recover returned air-tickets from customers on settling the refund liability.

✓	In accordance with IFRS 15 B22-27, the Company shall record the revenue, cost of revenue as follows:

(i)	the Company shall estimate the amount to be refunded to customers as a refund liability and deduct it from the revenue. The Company shall reassess the refund liability and adjust the revenue accordingly.

(ii)	An asset shall be recognized for the Company’s right to recover air-tickets from the customers on settling a refund liability shall initially at the refund liability amount (because the amount supposed to be refunded by airline companies) and less additional costs to recover those air-tickets.

✓	However, the Company did not accrue a liability and did not make adjustments to the revenue and cost of revenue because:

(i)	the average return period granted to the customers is normally less than 3 days,

(ii)	the return consideration is normally at certain discount (from 30% to 100%) to the original air-ticket price,

(iii)	only a portion of passengers will ask for return.

✓	Thus, the amounts to be adjusted to revenue and cost of revenue on a net basis is insignificant, and the amount to be adjusted to assets and liabilities at each period end is also insignificant. Further, considering that the Company anticipates that more administrative work will be involved to gather such information and because the return leading time and return ratio are unpredictable, the Company did not make adjustments for the liability, assets, revenue and cost of revenue as mentioned above.

United States Securities and Exchange Commission

February 26, 2024

●	Specifically address how you considered the need to estimate a liability for losses on returns as described in paragraph B25 of IFRS 15.

✓	To estimate the refund liability, the Company shall consider (a) the average return period granted to the customers, (b) average discount ratio of the refund price to the original sales price, and (c) the average percentage of the tickets asking for return of the tickets sold out. However, compared to other products, the time for return of air-tickets is shorter, approximately 6 days. In addition, most of the return amount to customers will have a certain discount to the original price the customers paid, which creates a loss to customers. As a result, the return rate will be lower and therefore the refund liability is considered insignificant as compared to returns for other products.

●	If you consider this a sale with right of return, please tell us how your current accounting is in accordance with paragraph B21 of IFRS 15. Specifically address why you have not estimated the liability associated with returned air-tickets at the time of recognition under your current policy.

✓	Considering insignificant impact, the Company did not accrue the liability for the losses on returns. As the total losses on return during 2022 were $965,000, and the average leading time was around 6 days, the liability of return loss could be estimated at approximately $15,847 at each day, which amount is considered insignificant. Specifically, as of December 31, 2022, no future return tickets were identified and there were no actual losses. Therefore, the Company did not include provision for such losses in the Annual Report.

●	Please tell us in your response the range and average length of time between ticket issuance and departure date.

✓	In theory, the range of time between ticket issuance and departure date (leading time) is from 2 hours to 1 year, but in most cases, it is less than 10 days. For example, all tickets issued in December 2022 had a leading time of no more than 30 days and the average leading time of 5.99 days.

Response: Please see the Company’s responses in bold directly below each question asked by the Staff.

United States Securities and Exchange Commission

February 26, 2024

Notes to Consolidated Financial Statements

9. Cost of Revenues, page F-29

2. We note your response to our previous comment 5. Please revise your tabular presentation of cost of revenues to separately present the net impact to cost of revenues of value of returned tickets not refunded to you by the airlines. In this regard, the revised table should show the $965,000 and $917,000 separately from the line item, “Outsourced service cost.”

Response: In response to this Staff’s comment, the Company revised a table in Note 9 of Amendment No. 5

3. As a related matter, please provide to us in your response a table showing the calculation of the net charge to cost of revenues related to airline ticket returns for each period an income statement is presented. Specifically, this table should detail gross value of airline tickets refunded to customers, gross value received by you from airlines for airline tickets returned, and the resulting net value included in cost of revenue.

Response: In response to this Staff’s comment, the Company revised a table in Note 9 of Amendment No. 5.

Notes to Financial Statements

32. Share Capital and Share Premium, page F-41

4. As requested in our previous comment 13, please revise disclosures throughout your filing to retrospectively restate the number of shares to reflect the reverse split. Refer to the guidance in SAB Topic 4C and FASB ASC 505-10-S99-5. Specifically, the calculation of basic and diluted weighted average shares outstanding presented in this table does not reflect the 1:10 reverse stock split that occurred on April 26, 2023.

Response: In response to this Staff’s comments, the Company revised Note 19 of Amendment No. 5.

Please feel free to contact me should you require additional information at (917) 679-5931 or eosmanoff@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Eleanor Osmanoff
Eleanor Osmanoff